Prospectus Supplement No. 5 (to prospectus dated June 16, 2011)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-173250

Realogy Corporation

Up to $1,143,706,000 11.00% Series A Convertible Senior Subordinated Notes due 2018

Up to $291,424,196 11.00% Series B Convertible Senior Subordinated Notes due 2018

Up to $675,111,000 11.00% Series C Convertible Senior Subordinated Notes due 2018

and

Domus Holdings Corp.

Class A Common Stock Issuable upon Conversion of the Notes

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated June 16, 2011, as supplemented by the prospectus supplements dated August 3, 2011, August 8, 2011, October 5, 2011 and November 1, 2011, covering resales by selling securityholders of Realogy Corporation’s (i) 11.00% Series A Convertible Senior Subordinated Notes due 2018, (ii) 11.00% Series B Convertible Senior Subordinated Notes due 2018 and (iii) $ 11.00% Series C Convertible Senior Subordinated Notes due 2018 (collectively, the “notes”) and the Class A Common Stock of Domus Holdings Corp., par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of the notes, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on November 30, 2011.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in the notes and the Class A Common Stock issuable upon conversion of the notes involves risks. See “Risk Factors” beginning on page 21 of the prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 30, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 30, 2011 (November 23, 2011)

Realogy Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	333-173250, 333-173254 and 333-148153	20-4381990
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Domus Holdings Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	333-173250	20-8050955
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Campus Drive Parsippany, NJ		07054
(Address of Principal Executive Offices)		(Zip Code)

(973) 407-2000

(Registrant’s telephone number, including area code)

None

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

The terms “we,” “us,” “our,” and the “Company” refer to Domus Holdings Corp. (“Holdings”) and its consolidated subsidiaries, including Realogy Corporation, a Delaware corporation (“Realogy”).

Item 1.01.	Entry into a Material Definitive Agreement.

On November 23, 2011, Realogy’s wholly owned subsidiary, Realogy Operations LLC (the “Tenant”), entered into a lease with 175 Park Avenue, LLC (the “Landlord”) for Realogy’s new corporate headquarters in Madison, New Jersey (the “Lease”). The initial term of the Lease is approximately 17 years, commencing on the earlier of (i) the date that the Landlord substantially completes the base building, site work and Tenant finish work and (ii) the date that we take occupancy for the purpose of conducting our business (the “Commencement Date”). The Commencement Date is expected to occur at the end of 2012 or in early 2013. The Lease consists of approximately 270,000 square feet. The payment of base rent commences approximately 18 months following the Commencement Date. After this rent holiday, the annual base rent ranges from approximately $7.0 million to $7.5 million over the remainder of the initial 17 year term. The straight line annual rent expense over the initial lease term is $6.5 million. Realogy has executed a guaranty in favor of the Landlord guaranteeing the obligations of the Tenant under the Lease. In consideration for the capital improvements the Landlord has committed to in the Lease as well as Tenant’s other obligations under the Lease, Realogy has agreed to provide a $25 million letter of credit (a $15 million letter of credit within 30 days of signing the lease to be increased to $25 million by June 1, 2012). The letter of credit is subject to future reduction upon the satisfaction of various conditions.

In connection with retaining approximately 950 employees in New Jersey over the next 10 years, the New Jersey Economic Development Authority (the “EDA”) has approved a Business Retention and Relocation Assistance Grant to Realogy of approximately $10.7 million in transferable tax credits to be earned over a five-year period (anticipated to commence with the 2013 tax year) and a sales and use tax exemption of approximately $1.4 million, in each case subject to the satisfaction of customary conditions established by the EDA, including completion of the capital improvements under the Lease.

The term of the lease for Realogy’s existing headquarters in Parsippany, New Jersey ends on October 31, 2013, under which Realogy currently pays approximately $9 million in annual base rent.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included in Item 1.01 of this Current Report on Form 8-K regarding the Lease is incorporated by reference into this Item 2.03.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 28, 2011, the Compensation Committee of the Board of Directors of Holdings, with the prior approval of the Board of Directors of Realogy, approved an amendment to the Realogy Corporation Phantom Value Plan (the “Plan”). Specifically, the Plan was amended (i) to give authority to the Board of Directors, Compensation Committee or Executive Committee to approve Plan amendments, and (ii) to eliminate the exception set forth on Schedule I to the Plan for stock option grants issued to Richard A. Smith, the Company’s President and

Chief Executive Officer, under Section 6(a)(2) of the Plan. Prior to the amendment, stock options granted to Mr. Smith were limited to 50% of the amount that would otherwise be issuable pursuant to Section 6(a)(2) of the Plan. After giving effect to the amendment, Mr. Smith will be entitled 100% of the amount calculated pursuant to Section 6(a)(2) of the Plan for stock options granted under the Plan subsequent to October 17, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REALOGY CORPORATION

By:	/s/ Anthony E. Hull
Anthony E. Hull, Executive Vice President, Chief Financial Officer and Treasurer

Date: November 30, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMUS HOLDINGS CORP.

By:	/s/ Anthony E. Hull
Anthony E. Hull, Executive Vice President, Chief Financial Officer and Treasurer

Date: November 30, 2011

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